May 15, 2019

VIA EDGAR

Mr. Eric Atallah

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	SMART Global Holdings, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2018

Filed October 30, 2018

Form 10-Q for the Quarterly Period Ended March 1, 2019

Filed March 28, 2019

File No. 001-38102

Dear Mr. Atallah

We are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”), dated May 2, 2019, regarding the above noted filings of SMART Global Holdings, Inc. (the “Company”). We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. The Staff’s comments and related response from the Company are set forth below.

Form 10-K for the Fiscal Year Ended August 31, 2018

Note 1 - Overview, Basis of Presentation and Significant Accounting Policies

(h) Inventories, page F-10

1.	We note your disclosure that your inventories are carried at the lower of cost or market value. Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at lower of cost or net realizable value. Alternatively, revise future filings to state, if true, that inventories are stated at the lower of cost or net realizable value.

•	The Company respectfully acknowledges the Staff’s comment and advises in that future filings, the Company will state that inventories are stated at the lower of cost or net realizable value.

2.	We note that you record revenue for your supply chain services on a net basis. We further note from page 22 that as of March 1, 2019, 27% of total inventories represented inventory held under your supply chain services. Please address the following:

•	Tell us if the inventory delivered under these supply chain agreements is considered a separate performance obligation.

o	The Company respectfully advises the Staff that inventory delivered under the supply chain agreements is not considered a separate performance obligation. We evaluated the nature of our promise to deliver procurement, logistics, inventory management, temporary warehousing, kitting, and packaging services (“supply chain services”), including whether that promise is comprised of one or more performance obligations, in accordance with ASC 606-10-25-14 to 25-22 and ASC 606-10-55-36 and 55-36A and

determined the specified good or service in these contracts is the management and execution of the supply chain services on behalf of our customer. In other words, our promise under these types of arrangements is to provide an integrated service that entails arranging for specific inventory to be provided to the customer within specified parameters (similar to ASC 606-10-25-18(f)). While we do take title to the inventory under such arrangements, control of such inventory does not transfer to us, as we do not at any point, have the ability to, direct the use, and thereby obtain the benefits of the inventory. Rather, we procure, manage and deliver inventory on our customers’ behalf in accordance with their specified parameters. Said differently, the Company’s obligation to its customer is not the transfer of a good (inventory), or an integrated service that includes both the sale of a good and interrelated services; instead, the Company’s obligation encompasses only those activities surrounding the supply chain services. Accordingly, we have not identified the inventory as a separate performance obligation as we believe our performance obligation is solely to provide the integrated supply chain services to the customer.

•	Provide your analysis regarding your determination that you are an agent in these transactions under ASC 606-10-55-36 through 39.

o	The Company has evaluated both the principle (i.e. control as outlined in ASC 606-10-55-37 and defined in 606-10-25-25) and the indicators under ASC 606-10-55-39 and concluded it is an agent in these transactions:

▪	The Company is not primarily responsible for fulfilling the promise to provide the specified good or service - The Company procures specific inventory from specific suppliers as directed by the customer. Suppliers, as selected by the customers, not the Company, are considered to be primarily responsible for fulfillment as they are responsible for providing the products. Orders for products, based on specifications defined by the customer, are placed with the supplier based on customer forecasts at prices and payment terms that have been negotiated between the customer and the supplier. The Company does not modify the products purchased, and the customer-designated suppliers or the customers themselves are responsible for product quality issues. Defective parts are the responsibility of the suppliers. The Company is responsible solely for the quality of its services (e.g., correct kitting, labeling or packaging). We believe this indicator is supportive of a conclusion that the Company is an agent.

▪	The Company does not have inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer - The Company procures inventory from suppliers, as directed by the customer, based on rolling forecasts provided by the customer. The customer is liable for any and all excess inventory. Additionally, the Company does not bear inventory risk once control of the inventory has transferred to the customer as any defective parts or other issues are the responsibility of each supplier. The Company only has inventory risk to the extent that inventory is damaged or lost while in the Company’s possession. We believe this indicator is supportive of a conclusion that the Company is an agent.

▪	The Company does not have discretion in establishing the price of the specified good or service - The customer sets the pricing it will pay for the products based on its existing arrangements with the authorized suppliers, and the customer sets the pricing for the Company’s purchase of products from the authorized suppliers. Therefore, the Company does not have any latitude in establishing the price as it is based on price lists from the customer. We believe this indicator is supportive of a conclusion that the Company is an agent.

Based on an evaluation of these indicators, the Company has concluded it is an agent in these transactions.

Supplementally, the Company advises the Staff it includes all inventories held under the supply chain service arrangements as owned inventory as it holds the title to, and the physical risk of loss of, the procured inventory prior to the sales to the customer-designated contract manufacturers or the customer.

•	Tell us how your presentation of gross billings to customers within your financial statements is consistent with the guidance of ASC 606.

o	The inclusion of billings information was expressly permitted (on a voluntary basis) under ASC 605-45-50-1 which stated, “Voluntary disclosure of gross transaction volume for those revenues reported net may be useful to users of financial statements. Such disclosure can be made parenthetically in the income statement or in the notes to the financial statements. However, if gross amounts are disclosed on the face of the income statement, they shall not be characterized as revenues (a description such as gross billings may be appropriate), nor shall they be reported in a column that sums to net income or loss.” The Company acknowledges ASC 606 is silent on this matter.

o	While the Company acknowledges that revenue is different from billings, (the former being governed by the disclosure requirements in ASC 606-10-50), it believes that disclosure of gross billings enables users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. As a result, the Company believes its inclusion of gross billing information is aligned with the requirements in ASC 606-10-55-90(a).

o	The Company believes the tabular presentation of its gross billings to customers helps depict how revenue and cash flows are affected by economic factors. In particular, the level of this activity impacts key balance sheet accounts such as accounts receivables, inventory, and accounts payable and therefore an understanding of gross billings helps a reader understand balance sheet movements.

* * *

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at 510-624-8134.

Sincerely,

/s/ Jack Pacheco

Jack Pacheco

Chief Financial Officer

cc:	Alan Denenberg, Esq.

Davis Polk & Wardwell

Brian Baer, Partner

Deloitte & Touche LLP

Ian Nasman, Partner

Deloitte & Touche LLP